 Exhibit 99.1

Ellomay Capital Provides Updates on its Italian Solar Operations

- FER X Tender Award for an RtB 79.5 MW Solar Project in Italy

- First Withdrawal under the Project Finance for a 198 MW Solar Portfolio

Tel-Aviv, Israel, Dec. 03, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today announced that Ellomay Solar Italy Eleven S.r.l. (an Italian project company 100% owned by the Company), was informed that it has been awarded a tariff in Italy’s Transitional FER X national competitive tender (which provides a beneficial pricing arrangement described in more detail below), securing support for 75% of the capacity of its Ready-to-Build solar project “Ellomay 11”, which is located in the Friuli-Venezia Giulia Region in Italy.

The Ellomay 11 project has peak capacity of 79.5 MWp, with an expected annual generation (P50) of approximately 119,300 MWh, leveraging energy specific yield of 1,501 kWh/kWp. The tariff awarded to the project in the FER X tender is an operating fixed price of €57.7/MWh, to which a €10/MWh regional supplement applies, resulting in a total supported price of €67.7/MWh.

The FER X tender award entails a 20-year two-way Contract for Difference (“CfD”), providing long-term price stability for 75% of Ellomay 11’s total production, while the remaining 25% will be sold under merchant pricing, preserving meaningful upside exposure to market price movements. The awarded tariff is indexed at 100% from the tender publication date in July 2025 until the project’s commercial operation date (“COD”) and following COD the tariff is 20% indexed to the Italian CPI, further enhancing revenue resilience and predictability over the contract period. In addition, the project will be eligible to receive Guarantees of Origin certificates (“GoOs”), which are expected to be tradeable. The Company currently expects that for the 20-year duration of the FER X, the total revenues of Ellomay 11 will be approximately €180,000,000.

The award reinforces Ellomay’s ongoing expansion in the Italian renewable market. Beyond Ellomay 11, the Company’s Italian portfolio currently includes 38 MW operational projects with a 9-year power purchase agreement (“PPA”) with Statkraft (51% owned), 160 MW under advanced construction processes which is expected to achieve COD in 2026 (51% owned), 130 MW that have reached Ready-to-Build status (including Ellomay 11) and approximately 53 MW that are expected to receive construction permits in the near term.

Ellomay further announced today that following fulfillment of all conditions precedent, the first withdrawal of funds was made under the project finance obtained for the Italian solar portfolio that is 51% owned by the Company, which, as set forth above, includes 38 MW operational projects and 160 MW projects that are under advanced construction processes.

In addition, Ellomay is developing a battery energy storage (“BESS”) platform in Italy designed to complement its solar portfolio and support flexibility and market balancing services.

Ran Fridrich, CEO and Board Member of Ellomay, said: “Winning the FER X tender for Ellomay 11 is an important strategic milestone for our expansion in Italy. It demonstrates our ability to place winning bids in national competitive tenders and positions us to advance a high-value project that combines long-term revenue certainty with meaningful merchant exposure. The first withdrawal under the project finance for the 198 MW solar portfolio further strengthens our position in the Italian solar market and showcases our ability to obtain financing for our development efforts. These developments reflect our disciplined commercial strategy and our commitment to building a resilient and scalable renewable platform. With our growing 460 MW portfolio in Italy and our entry into the storage sector, we look forward to driving continued growth and creating long-term value for our stakeholders.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes;

●	Solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are connected to the grid and additional 22 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements, including statements with respect to anticipated revenues. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes, climate change, increases in interest rates and inflation, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, inability to advance the expansion of Dorad, changes in exchange rates, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com